Exhibit 99.1

SuperCom Reports 550% YoY EBITDA Growth and 5-Year-Record
Net Profit for the Third Quarter 2023

Q3 2023: Revenue $6.8 million; Gross Margin 59.4%; EBITDA $2.7 million; Non-GAAP EPS $0.24

Tel Aviv, Israel, November 14, 2023 -- SuperCom (NASDAQ: SPCB), a global provider of secured solutions for the e-Government, IoT, and Cybersecurity sectors, today reported financial and operating results for the three and nine months ended September 30, 2023.

Third Quarter Ended September 30, 2023, Financial Highlights (Compared to the Third Quarter of 2022)

•	Revenue increased to $6.8 million from $6.3 million, marking a fifth consecutive quarter of year-over-year (“YoY”) revenue growth.
•	Gross Profit increased by 89% to $4.0 million from $2.1 million.
•	Gross Profit margin increased by 75% to 59.4% from 34%.
•	Operating Income improved 200% to $0.8 million compared to Operating Loss of ($0.8) million.
•	Operating Margin improved 191% to 12.3% from negative margin of (13.6%).
•	EBITDA increased by 550% to $2.7 million from $0.4 million.
•	Net Income improved 107% to $0.15 million compared to Net Loss of ($2.2) million.
•	EPS improved to $0.02 compared to Negative EPS of ($0.52).
•	Non-GAAP Net Profit improved 256% to $1.6 million compared to Net Loss ($1.0) million.
•	Non-GAAP EPS improved to $0.24 compared to ($0.02).
•	Working Capital at end of quarter was $24.3 million.

First Nine Months Ended September 30, 2023, Financial Highlights (Compared to First Nine months of 2022)

•	Revenue increased by 67% to $21 million from $12.5 million.
•	Gross profit increased by 66% to $7.9 million from $4.7 million.
•	Operating Income improved 78% to ($0.9) million compared to Operating Loss of ($4.0) million.
•	Net Income improved by 66% to ($2.4) million from ($7.3) million.
•	Non-GAAP Operating Income improved to $3.2 million compared to Operating Loss of ($1.1) million.
•	EBITDA improved to $3.9 million compared to ($0.6) million.
•	Non-GAAP EPS improved to $0.30 compared to ($0.01).

Recent Business Highlights:

•
SuperCom received a substantial third order of $3.4 million from Romania's Ministry of Interior, set for delivery in the fourth quarter of 2023. This progression not only solidifies the robust partnership but also showcases the trusted deployment of SuperCom’s PureSecurity EM Suite for domestic violence monitoring, GPS tracking of offenders, and home detention programs.

•
SuperCom's won a $3 million contract to deliver Alcohol Monitoring technologies in California, through its wholly owned subsidiary, LCA. This contract, which is already in effect and expected to extend till 2026, reaffirms SuperCom's dominance in the electronic monitoring market and its commitment to public safety through advanced technology solutions, generating steady recurring revenue.

•
SuperCom has expanded its footprint in Finland by securing a national program for the Electronic Monitoring of Domestic Violence offenders. This program leverages SuperCom's cutting-edge PureSecurity Suite to empower Finnish authorities in enhancing citizen safety. The suite’s deployment is anticipated to start generating recurring revenue in the 4th quarter of 2023, marking another significant achievement in SuperCom's global impact.

•
SuperCom launched a $3.6M national EM project in Finland with the national government in Q1 2023. By May 2023, the PureSecurity EM Suite was fully deployed in Finland, covering all EM offender programs – house arrest, GPS, and inmate monitoring.

•
SuperCom's won a $4.25 million contract to provide adult reentry services in a Northern California, through its wholly owned subsidiary, LCA. The project began in Q1 2023, expanding LCA's existing day reporting and electronic monitoring services to include jail-based and community-based sites. The project is actively servicing clients and generating recurring revenues.

•	SuperCom launched a new project in Iceland, upgrading the company’s deployed system to support secured issuance of National ID cards and passports.

•
SuperCom has significantly upgraded its technological suite, integrating advanced AI into the PureSecurity platform and rolling out PureProtect for domestic violence monitoring, alongside the comprehensive PureOne GPS tracking solution. These developments significantly bolster SuperCom's product offering, sharpening its competitive edge and strategically positioning the company for robust business growth and expansion, particularly in the lucrative US market.

•
SuperCom is expanding its deployment of PureOne into new regions, with successful initial deployments and positive feedback in the USA, and has initiated sales in emerging markets beyond Europe and North America.

•	SuperCom successfully closed a $2.75 million public offering, to support the company’s continued innovation and growth initiatives.

Management Commentary:

"We are excited to announce exceptional operational performance for Q3 2023, which is reflected in our financial results. A 5-year record net profit, remarkable 550% growth in EBITDA and 74% growth in gross profit margins are clear indicators of the successful execution of our growth strategy. The significant increase in the company's profit margins is driven by the forward momentum we've maintained across our projects, where margins typically enhance as projects mature. This trend is an indicator of further potential margin expansion when project timelines align," commented Ordan Trabelsi, President and CEO of SuperCom.

"Our steadfast commitment to advancing public safety through technology resonates with governments and agencies worldwide, as evidenced by the continued expansion in Finland and our growing partnership with Romania's Ministry of Interior. These relationships, underpinned by our cutting-edge technology and reliable services, translate into solid financial performance and increased shareholder value," Ordan continued.

"As we look to the future, SuperCom is uniquely positioned to capitalize on the increasing global demand for secured electronic monitoring solutions. We are strategically investing in the continuous improvement of our offerings and extending our reach into new markets, which is already yielding promising results in the US and other regions. Our focus remains on driving innovation, enhancing operational efficiencies, and delivering exceptional value to our customers and stakeholders. We are confident that our strategic decisions will further propel us towards achieving our long-term objectives and securing SuperCom's position as a leader in the industry," Ordan concluded.

Conference Call
SuperCom will hold a conference call today (Tuesday, November 14, 2023) at 10:00 a.m. Eastern time (5:00 p.m. Israel time) to discuss the company’s financial and operating results for its quarter ended September 30, 2023, followed by a question and answer session.

Conference Call Dial-In Information:
Date:	Tuesday, November 14, 2023
Time:	10:00 a.m. Eastern time (7:00 a.m. Pacific Time)
U.S. toll-free:	888-506-0062
Israel toll-free:	1-809-423-853
International:	973-528-0011
Link:	https://www.webcaster4.com/Webcast/Page/2259/49460

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization.

About SuperCom
Since 1988, SuperCom has been a global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secure Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers a unique all-in-one field-proven RFID & mobile technology and product suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.

For more information, visit https://www.supercom.com/

SuperCom Investor Relations:
ir@supercom.com

Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical or current facts. These forward-looking statements are subject to risks and uncertainties that could cause our actual results to differ materially from the statements made. Examples of these statements include, but are not limited to, statements regarding business and economic trends, the levels of consumer, business and economic confidence generally, the adverse effects of these risks on our business or the market price of our ordinary shares, and other risks and uncertainties described in the forward looking statements and in the section captioned "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission (the "SEC") on April 20, 2023, our reports on Form 6-K filed from time to time with the SEC and our other filings with the SEC. Except as required by law, we not undertake any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

Results presented in this press release are based on management's estimated unaudited analysis of financial results for the presented periods. SuperCom's independent registered accounting firm has not audited the financial data discussed in this press release. During the course of SuperCom's quarter- and fiscal year-end closing procedures and review process, SuperCom may identify items that would require it to make adjustments, which may be material, to the information presented in this press release. As a result, the estimate financial results constitute forward-looking information and are subject to risks and uncertainties, including possible adjustments to such results.

 Use of Non-GAAP Financial Information
In addition to disclosing financial results calculated in accordance with the generally accepted accounting principles in the United States (“GAAP”), this release also contains non-GAAP financial measures, which SuperCom believes are the principal indicators of the operating and financial performance of its business.

Management believes the non-GAAP financial measures provided are useful to investors' understanding and assessment of SuperCom's ongoing core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the company. Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, or superior to, operating loss and or net income (loss) or any other performance measures derived in accordance with GAAP or as an alternative to net cash provided by operating activities or any other measures of our cash flows or liquidity.

Non-GAAP EPS is defined as earnings before amortization and other non-cash or one-time expenses divided by weighted average outstanding shares.

EBITDA is defined as earnings before interest, taxes, depreciation, amortization, and other non-cash or one-time expenses.

SUPERCOM LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	As of September 30, 2023	As of December 31, 2022
	Unaudited	Unaudited

CURRENT ASSETS
Cash and cash equivalents	1,151	4,042
Restricted bank deposits	350	463
Trade receivable, net	16,392	10,852
Patents	5,283	5,283
Other accounts receivable and prepaid expenses	1,855	2,239
Inventories, net	2,585	3,411

Total current assets	27,616	26,290

LONG-TERM ASSETS
Severance pay funds	444	482
Deferred tax long term	501	501
Other intangible assets, net	5,433	5,617
Operating lease right-of-use assets	173	484
Goodwill	7,026	7,026
Property and equipment, net	2,479	1,640

Total long-term assets	16,056	15,750

Total Assets	43,672	42,040

CURRENT LIABILITIES
Short-term loans and credit	675	900
Trade payables	205	1,267
Employees and payroll accruals	1,017	1,339
Related parties	142	168
Accrued expenses and other liabilities	643	469
Operating lease liabilities	199	489
Deferred revenues ST	444	715

Total current liabilities	3,325	5,347

LONG-TERM LIABILITIES

Long-term loan	33,300	32,600
Accrued severance pay	483	523
Deferred tax liability	170	170
Deferred revenues	299	269

Total long-term liabilities	34,252	33,562

SHAREHOLDERS' EQUITY:
Ordinary shares	5,362	3,057
Additional paid-in capital	106,103	103,000
Accumulated deficit	(105,370)	(102,926)

Total shareholders' equity	6,095	3,131

Total liabilities and equity	43,672	42,040

SUPERCOM LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands)

	Three months ended
	September 30, 2023	September 30, 2022
	Unaudited	Unaudited

REVENUES	6,778	6,263
COST OF REVENUES	(2,751)	(4,132)

GROSS PROFIT	4,027	2,131

OPERATING EXPENSES:
Research and development	774	958
Selling and marketing	531	652
General and administrative	1,093	1,370

Other expenses	793	-

Total operating expenses	3,191	2,980

OPERATING PROFIT	836	(849)
FINANCIAL EXPENSES, NET	(690)	(1,253)

PROFIT BEFORE INCOME TAX	146	(2,102)
INCOME TAX EXPENSE	-	-

NET PROFIT FOR THE PERIOD	146	(2,102)

SUPERCOM LTD.
Reconciliation Table of GAAP to Non-GAAP Figures and EBITDA to Net Income
(U.S. dollars in thousands)

	Three months ended
	September 30, 2023	September 30, 2022
	Unaudited	Unaudited

GAAP gross profit	4,027	2,131
Amortization of intangible assets	88	88
Non-GAAP gross profit	4,115	2,219

GAAP Operating profit	836	(849)
Amortization of intangible assets	446	484
Foreign Currency Loss	111	595
One-time expense related to settlement	899	-
Non-GAAP operating profit	2,292	230

GAAP net profit	146	(2,102)
Amortization of intangible assets	446	484
One-time expense related to settlement	899	-
Foreign Currency Loss	111	595
Non-GAAP net profit	1,602	(1,023)
Non-GAAP EPS	0.24	(0.25)

Net profit for the period	146	(2,102)
Financial expenses (income), net	690	1,253
Depreciation and Amortization	822	665
One-time expense related to settlement	899	-
Foreign Currency Loss	111	595
EBITDA *	2,668	411

* EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization and other non-cash or one-time expenses.

SUPERCOM LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands)

	Nine months ended
	September 30, 2023	September 30, 2022
	Unaudited	Unaudited

REVENUES	20,902	12,527
COST OF REVENUES	(13,027)	(7,780)

GROSS PROFIT	7,875	4,747

OPERATING EXPENSES:
Research and development	2,436	2,750
Selling and marketing	1,659	2,115
General and administrative	3,467	3,858
Other expenses, net	1,198	-

Total operating expenses	8,760	8,723

OPERATING LOSS	(885)	(3,976)
FINANCIAL EXPENSES, NET	(1,559)	(3,285)

LOSS BEFORE INCOME TAX	(2,444)	(7,261)
INCOME TAX EXPENSE	-	-

NET LOSS FOR THE PERIOD	(2,444)	(7,261)

SUPERCOM LTD.
Reconciliation Table of GAAP to Non-GAAP Figures and EBITDA to Net Income
(U.S. dollars in thousands)

	Nine months ended
	September 30, 2023	September30, 2022
	Unaudited	Unaudited

GAAP gross profit	7,875	4,747
Amortization of intangible assets	265	265
Non-GAAP gross profit	8,140	5,012

GAAP Operating Loss	(885)	(3,976)
Amortization of intangible assets	1,429	1,411
One-time expenses	1,687
Foreign Currency Loss	1,009	1,479
Non-GAAP operating profit	3,240	(1,086)

GAAP net Loss	(2,444)	(7,261)
Amortization of intangible assets	1,429	1,411
One-time expenses	1,687	-
Foreign Currency Loss	1,009	1,479

Non-GAAP net profit	1,681	(4,371)
Non-GAAP EPS	0.31	(1.22)

Net loss for the period	(2,444)	(7,261)
Financial expenses (income), net	1,559	3,285
Depreciation and Amortization	2,129	1,928
One-time expenses	1,687	-
Foreign Currency Loss	1,009	1,479
EBITDA *	3,940	(569)

* EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization and other non-cash or one-time expenses.